================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

================================================================================



                                   FORM 11-K

            [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

            [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE TRANSITION PERIOD FROM __________ TO __________

                        COMMISSION FILE NUMBER 001-15423



================================================================================
                     GRANT PRIDECO, INC. 401(k) SAVINGS PLAN
================================================================================


                               Grant Prideco, Inc.
                             1450 Lake Robbins Drive
                                   Suite 600
                            The Woodlands, TX 77380

                     GRANT PRIDECO, INC. 401(k) SAVINGS PLAN


                          INDEX TO FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES

                                                                            Page
                                                                            ----
Report of Independent Public Accountants                                      2

Financial Statements-
   Statements of Net Assets Available for Plan Benefits as of
     December 31, 2000 and 1999                                               3

   Statements of Changes in Net Assets Available for Plan Benefits
     for the Year Ended December 31, 2000, and the Period From
     Inception, November 1, 1999, Through December 31, 1999                   4

Notes to Financial Statements as of December 31, 2000 and 1999                5

Supplemental Schedules-
   Schedule I--Schedule of Assets (Held at End of Year)
     as of December 31, 2000                                                  9

   Schedule II--Schedule of Assets Held for Investment Purposes
     as of December 31, 1999                                                 10

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
Grant Prideco, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Grant Prideco, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2000, and the period from inception, November 1, 1999, through December 31, 1999. These financial statements and supplemental schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, and the period from inception, November 1, 1999, through December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2000, included as Schedule I, and assets held for investment purposes as of December 31, 1999, included as
Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP
Houston, Texas
June 21, 2001

                     GRANT PRIDECO, INC. 401(k) SAVINGS PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999

                                                                        2000             1999
                                                                   --------------   --------------
ASSETS:
   Investments, at fair value                                       $  28,047,316    $  23,071,594
   Cash                                                                         -              282
   Receivables-
     Participants' contributions                                          309,756          223,097
     Company contributions                                                 88,184           70,052
     Dividends                                                                  -           64,363
     Loan interest                                                              -           12,358
     Accrued income receivable                                              3,772            1,021
                                                                   --------------   --------------
               Total receivables                                          401,712          370,891
                                                                   --------------   --------------
               Total assets                                            28,449,028       23,442,767

LIABILITIES:
   Excess contribution refunds payable                                     52,842           87,043
                                                                    -------------    -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                              $  28,396,186    $  23,355,724
                                                                    =============    =============


   The accompanying notes are an integral part of these financial statements.

                     GRANT PRIDECO, INC. 401(k) SAVINGS PLAN


         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

            FOR THE YEAR ENDED DECEMBER 31, 2000, AND FOR THE PERIOD

           FROM INCEPTION, NOVEMBER 1, 1999, THROUGH DECEMBER 31, 1999

                                                                           2000             1999
                                                                      --------------   --------------
ADDITIONS:
   Investment income-
     Net (depreciation) appreciation in fair value of investments     $   (1,052,588)  $      328,724
     Interest and dividend income                                          1,410,618          504,896
                                                                      --------------   --------------
                                                                             358,030          833,620
   Contributions-
     Participants                                                          2,797,691          376,198
     Company                                                                 808,668          117,660
     Rollovers                                                               105,812           25,375
                                                                      --------------   --------------
                                                                           3,712,171          519,233
   Transfer from other plans (Note 6)                                      2,373,883       22,345,962
                                                                      --------------   --------------
               Total additions                                             6,444,084       23,698,815
                                                                      --------------   --------------
DEDUCTIONS:
   Benefits paid to participants and beneficiaries                         1,347,208          151,468
   Excess contribution refunds                                                52,842          191,623
   Administrative expenses                                                     3,572                -
                                                                      --------------   --------------
               Total deductions                                            1,403,622          343,091
                                                                      --------------   --------------
NET INCREASE                                                               5,040,462       23,355,724
NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of period               23,355,724                -
                                                                      --------------   --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of period                 $   28,396,186   $   23,355,724
                                                                      ==============   ==============


   The accompanying notes are an integral part of these financial statements.

                     GRANT PRIDECO, INC. 401(k) SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999


1.  DESCRIPTION OF THE PLAN:

The following description of the Grant Prideco, Inc. 401(k) Savings Plan (the
Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established November 1, 1999, by the board of directors of Grant Prideco, Inc. (Grant Prideco or the Company).

The Company's board of directors appointed a committee (the Administrative Committee) to administer the Plan. Merrill Lynch Trust Company (Merrill Lynch) serves as asset custodian and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In October 1999, Weatherford International, Inc.'s (Weatherford) board of directors approved the spin-off of the Grant Prideco, Inc. Drilling Products Division from Weatherford. The spin-off was completed on April 14, 2000. As a result, Weatherford's board of directors declared a distribution of one share of Grant Prideco common stock for each share of Weatherford common stock outstanding at the close of business on March 23, 2000. Subsequent to the spin-off, Weatherford common stock is held in a separate fund; however, participants cannot direct future contributions or fund transfers to this fund.

Eligibility

All employees other than employees who are subject to collective bargaining agreements, employees who are nonresident aliens and receive no U.S.-source income from the Company and employees who are members of other retirement plans sponsored by the Company or one of its subsidiaries outside the United States are eligible to contribute to the Plan on their dates of hire. Participants become eligible to receive the Company's matching or discretionary contributions after they have completed one year of continuous service.

Contributions

An eligible employee may elect to contribute, by payroll deductions, 1 percent to 16 percent of his or her base earnings to the Plan on a pretax basis subject to certain limitations. An employee may also elect to contribute up to 16 percent of base after-tax earnings subject to certain limitations. The combination of employee contributions cannot exceed 16 percent of base earnings. In addition, participants may contribute amounts representing rollover distributions from other qualified plans.

The Company shall make matching contributions of $.50 per every $1.00 of participant pretax contributions, up to a maximum of 6 percent of a participant's compensation, as defined in the Plan. The Company, solely at the discretion of the board of directors, may make additional discretionary contributions. There were no discretionary contributions made during 2000 or 1999.

Participant Accounts

Each participant's account is credited with the participant's and the Company's matching contributions, an allocation of the Company's discretionary contribution, if applicable, and Plan earnings thereon. Earnings are allocated by fund based on the ratio of the participant's account invested in a particular fund to all participants' investments in that fund.

Participant Loans

A participant may borrow from his or her vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the present value of the participant's vested account balance. Loan maturity dates range from one year to five years except when the loan is used to purchase a participant's principal residence, a longer term is permitted subject to provisions of the Plan. The loan is fully secured by a pledge of the participant's vested account balance and bears interest at the prime rate as reported in The Wall Street Journal or at a rate determined by the Administrative Committee.

Vesting

Participants are immediately vested in their elective deferral account and actual earnings thereon. Prior to December 31, 1999, vesting in the Company's matching and discretionary contribution portion of participants' accounts, plus actual earnings thereon, was based on years of continuous service. The vesting schedule for 1999 was as follows:

      Years of
  Credited Service                            Percent Vested
  ----------------                            --------------
          Less than 1                                 0%
    1 but less than 2                                20
    2 but less than 3                                40
    3 but less than 4                                60
    4 but less than 5                                80
            5 or more                               100

Effective January 1, 2000, participants are immediately vested in the Company's matching and discretionary account and actual earnings thereon.

Forfeitures

Forfeitures of any nonvested balances of terminated employees, prior to the change to immediate vesting, are available to offset future Company contributions.

Expenses of the Plan

During 2000 and 1999, administrative fees incurred by the Plan were paid by the Company, except for participant loan fees which were paid from the account of the participant requesting the loan.

Withdrawals and Terminations

A participant may withdraw the value of his or her after-tax contributions to the Plan at any time and for any reason during the year, with a minimum withdrawal of $500. A participant's pretax contributions and Company contributions will be available to a participant who has attained age 59-1/2 or in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of employee contributions for 12 months.

In the event of normal retirement, total and permanent disability or death while actively employed, the full value of a participant's account balance, including nonvested interests in such accounts, will be distributed to the participant or his or her beneficiaries. Upon termination of employment, the participant's pretax and Company contributions will be available for withdrawal. If the participant's account balance is less than $5,000, the participant is paid a lump-sum payment as soon as practicable after the termination date.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are prepared and presented in accordance with the accrual method of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Administrative Committee to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Valuation of Investments

The fair value of investments in the collective trusts is based on the market value of their underlying assets, as determined by Merrill Lynch. Investments in mutual funds and common stock are reported at fair market value based on quoted market prices. Participant loans receivable are stated at cost, which approximates fair value. Investment income is recorded when earned. Purchases and sales are recorded on a trade-date basis.

Net realized gains or losses on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments are recorded in the accompanying statements of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

The Merrill Lynch Retirement Preservation Trust is a collective trust fund investing primarily in guaranteed investment contracts (GICs), synthetic GICs and U.S. Government securities. The GICs are fully benefit-responsive and are recorded at contract value, which approximates fair value. Contract value is determined based on contributions made under the contract plus interest earned at the contract's rate less funds used to pay investment fees and withdrawals. The effective yield of the collective trust fund was 6.65 percent and 6.43 percent during 2000 and 1999, respectively.


3.  INVESTMENTS:

The following table presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2000 and 1999:

                                                                   2000           1999
                                                               ------------   ------------

Merrill Lynch Equity Index Trust                               $  5,933,167   $  6,201,709
Merrill Lynch Retirement Preservation Trust                       4,362,514      3,227,096
Phoenix-Engemann Small & Mid-Cap Growth Fund (Class A)            4,202,020      3,657,815
Hotchkis & Wiley International Fund (Class I)                     1,498,066      1,178,937
Merrill Lynch Capital Fund, Inc. (Class A)                        5,628,766      5,278,302
Davis New York Venture Fund, Inc.                                 1,743,251      1,356,449
Grant Prideco, Inc. Common Stock                                  1,763,461              -
Participant loans                                                 1,614,538      1,182,375

During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) (depreciated) appreciated as follows:

                                                  2000          1999
                                             -------------  -----------
Collective trusts                            $    (529,218) $   201,328
Mutual funds                                    (1,073,840)      91,055
Common stock                                       550,470       36,341
                                             -------------  -----------
                                             $  (1,052,588) $   328,724
                                             =============  ===========


4.  RISKS AND UNCERTAINTIES:

The Plan provides for various investments in collective trusts, mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.


5.  TAX STATUS:

The Plan will request a determination letter from the Internal Revenue Service
(IRS), in which the IRS will be asked to state that the Plan, as designed at inception and subsequently amended, is in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code). The Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Administrative Committee believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2000 and 1999.


6.  TRANSFERS FROM OTHER PLANS:

On November 1, 1999, account balances of employees of Grant Prideco, Inc., who had previously participated in the Weatherford International, Inc. 401(k) Profit Sharing Plan (the Weatherford Plan) were merged into the Plan. In conjunction with the merger, the Plan received approximately $1.0 million and $22.3 million from the Weatherford Plan during 2000 and 1999, respectively.

On April 3, 2000, account balances of non-collectively bargained employees of Texas Arai, subsidiary of Grant Prideco, Inc., who had previously participated in the Texas Arai, Inc. 401(k) Profit Sharing Plan were merged into the Plan. In conjunction with the merger, the Plan received approximately $1.4 million from the merged plan.


7.  RELATED-PARTY TRANSACTIONS:

Certain Plan investments are managed by Merrill Lynch. Merrill Lynch is the trustee and asset custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

                                                                      SCHEDULE I



                     GRANT PRIDECO, INC. 401(k) SAVINGS PLAN


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 31, 2000

                                                                                              Principal
                                                                                              Amount or
                                                                                              Number of                  Current
        Identity of Issue                         Description of Investment                 Units/Shares     Cost         Value
-----------------------------------      ---------------------------------------------    ----------------   ----     -------------
COMMON COLLECTIVE TRUST:
   The Merrill Lynch Trust Company*      Merrill Lynch Equity Index Trust                       64,653        (a)     $   5,933,167
   The Merrill Lynch Trust Company*      Merrill Lynch Retirement Preservation Trust         4,362,514        (a)         4,362,514
                                                                                                                      -------------
                                                                                                                         10,295,681

MUTUAL FUNDS:
   Phoenix Investment Partners           Phoenix-Engemann Small & Mid-Cap Growth
                                            Fund (Class A)                                     110,725        (a)         4,202,020
   Mercury Hotchkis Wiley Funds          Hotchkis & Wiley International Fund (Class I)          60,947        (a)         1,498,066
   The Merrill Lynch Trust Company*      Merrill Lynch Global Allocation
                                            Fund, Inc. (Class A)                                21,345        (a)           280,042
   The Merrill Lynch Trust Company*      Merrill Lynch Capital Fund, Inc. (Class A)            185,340        (a)         5,628,766
   The Merrill Lynch Trust Company*      Merrill Lynch Corporate Bond Intermediate Term
                                            Portfolio (Class A)                                 43,629        (a)           475,554
   Davis Venture Group                   Davis New York Venture Fund, Inc.                      60,656        (a)         1,743,251
                                                                                                                      -------------
                                                                                                                         13,827,699
COMMON STOCK:
   Weatherford International, Inc.       Common stock of Weatherford International, Inc.        10,053        (a)           475,017
   Grant Prideco, Inc.*                  Common stock of Grant Prideco, Inc.                    80,387        (a)         1,763,461
                                                                                                                      -------------
                                                                                                                          2,238,478
MONEY MARKET:
   The Merrill Lynch Trust Company*      Merrill Lynch USA Government Reserves                  64,510        (a)            64,510
CASH:
   The Merrill Lynch Trust Company*      Interest bearing cash                                   6,410        (a)             6,410

THE PLAN*                                Participant Loans, Interest from 8.00% to
                                            10.75% per annum                                $1,614,538        (a)        $1,614,538
                                                                                                                      -------------
                                             Total assets (held at end of year)                                         $28,047,316
                                                                                                                      =============


 *  Party in interest.
(a) Cost omitted for participant-directed investments.

                                                                     SCHEDULE II



                    GRANT PRIDECO, INC. 401(k) SAVINGS PLAN


                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1999

                                                                                            Principal
                                                                                            Amount or
                                                                                            Number of                    Current
      Identity of Issue                       Description of Investment                   Units/Shares     Cost           Value
-----------------------------------     -------------------------------------------      --------------   -------     --------------
COMMON COLLECTIVE TRUST:
   The Merrill Lynch Trust Company*     Merrill Lynch Equity Index Trust                      61,282        (a)       $   6,201,709
   The Merrill Lynch Trust Company*     Merrill Lynch Retirement Preservation Trust        3,227,096        (a)           3,227,096
                                                                                                                      -------------
                                                                                                                          9,428,805
MUTUAL FUNDS:
   Phoenix Investment Partners          Phoenix-Engemann Small & Mid-Cap Growth
                                           Fund (Class A)                                     82,291        (a)           3,657,815
   Mercury Hotchkis Wiley Funds         Hotchkis & Wiley International Fund (Class I)         44,657        (a)           1,178,937
   The Merrill Lynch Trust Company*     Merrill Lynch Global Allocation
                                           Fund, Inc. (Class A)                                6,331        (a)              88,758
   The Merrill Lynch Trust Company*     Merrill Lynch Capital Fund, Inc. (Class A)           164,587        (a)           5,278,302
   The Merrill Lynch Trust Company*     Merrill Lynch Corporate Bond Intermediate Term
                                           Portfolio (Class A)                                35,010        (a)             373,206
   Davis Venture Group                  Davis New York Venture Fund, Inc.                     47,164        (a)           1,356,449
                                                                                                                      -------------
                                                                                                                         11,933,467
COMMON STOCK:
   Weatherford International, Inc.      Common stock of Weatherford International, Inc.       11,875        (a)             474,237

MONEY MARKET:
   The Merrill Lynch Trust Company*     Merrill Lynch USA Government Reserves                 44,495        (a)              44,495

CASH:
   The Merrill Lynch Trust Company*     Interest bearing cash                                  8,215        (a)               8,215

THE PLAN*                               Participant loans, interest from 8.75% to
                                           9.50% per annum                                $1,182,375        (a)           1,182,375
                                                                                                                     --------------

                                        Total assets held for investment purposes                                    $   23,071,594
                                                                                                                     ==============



 *  Party in interest.
(a) Cost omitted for participant-directed investments.

                               SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                     GRANT PRIDECO, INC. 401(k) SAVINGS PLAN



                                                /s/  WARREN AVERY
                                                --------------------------------
Date: June 28, 2001                             Mr. Warren Avery
                                                Vice President, Human Resources,
                                                For Grant Prideco, Inc., and
                                                Administrative Committee Member

                                INDEX TO EXHIBIT


 Exhibit
  Number
 -------
  23.1        Consent of Independent Public Accountants